SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

Report of Foreign Private Issuer Pursuant to
Rule 13a – 16 or 15d United Securities Exchange Act of 1934

PE
9-10-02

For the Month of Sept, 2002

CERAMIC INTERNATIONAL, INC.
(Translation of Registrant's Name Into English)

INTERNACIONAL DE CERAMICA, S.A. DE C.V.
(Exact Name of the registrant as specified in its charter)

Calle 41 (Avenida Carlos Pacheco) No. 7200, del Sector 26, C.P. 31060, Chihuahua, Chihuahua, Mexico
Telephone: 011 52 29 11 11
(Address of Principal Executives Offices)

(Indicate by Check mark whether the registrant files or will file annual reports under cover of Form 20–F or Form 40–F)

Form 20- F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes _____ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:)

ITEMS INCLUDED

1. On September 9, 2002 Internacional de Ceramica, S.A. de C.V. ("The Company") is sending copy of the Shareholders Meeting Minute and Assistance List, of its Ordinary Shareholders Meeting and Special Series "D" Shareholders meeting, held on September 9, 2002. This information was sent to the Bolsa Mexicana de Valores on September 9, 2002. A copy of this information is attached to this report as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

By : ______________________________ .

Jesus A. Olivas
Chief Financial Officer

Date: September 9, 2002.

EXHIBIT A

Copy of Shareholders Meeting Minutes and Assistance Lists.

EN LA CIUDAD DE CHIHUAHUA, CHIHUAHUA SIENDO LAS 11:20 HORAS DEL DIA 9 DE SEPTIEMBRE DEL 2002, SE REUNIERON EN LAS OFICINAS DE LA SOCIEDAD UBICADAS EN ESTA CIUDAD DE CHIHUAHUA, CHIH., LOS ACCIONISTAS Y REPRESENTANTES DE LA SERIE "B" DE INTERNACIONAL DE CERAMICA, S.A. DE C.V., CON EL OBJETO DE CELEBRAR UNA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS, PARA LO CUAL FUERON PREVIAMENTE CONVOCADOS EN LOS TERMINOS DE LA LEY Y DE LOS ESTATUTOS SOCIALES, SEGUN PUBLICACIONES EFECTUADAS EL DIA 21 DE AGOSTO DEL 2002 EN LOS PERIODICOS "EL HERALDO DE CHIHUAHUA" Y EL PERIODICO OFICIAL DEL ESTADO, RESPECTIVAMENTE.

En virtud de no encontrarse presente el Sr. Oscar Almeida Chabre quien es el Presidente del Consejo de Administración, la Asamblea propuso se nombrara como Presidente de esta Asamblea al C.P. Santos Navarro así como también se propuso se nombrara como Secretario de esta Asamblea a la Lic. Luis Fernando Cano B., aprobándose por todos los asistentes.

El Presidente de esta Asamblea nombró como Escrutadores a los Señores León Felipe Lugo y José Morón, de conformidad con lo establecido en los Estatutos de la Sociedad, quienes una vez aceptado el cargo, procedieron a efectuar el escrutinio, para lo cual revisaron el Libro de Registro de Acciones, los títulos de acciones de la Serie "B" que fueron depositados en las oficinas de la Sociedad, las constancias de depósito en Instituciones Bancarias y en el S.D. Indeval, S.A. de C.V. Institución para el Depósito de Valores de las acciones representativas de dicha Serie, cartas poder y poderes otorgados a los representantes de los accionistas, así como las tarjetas de admisión, documentos que fueron exhibidos por los asistentes.

A continuación los Escrutadores prepararon la Lista de Asistencia, la cual fue firmada por los Asambleístas, el Secretario y los Escrutadores misma que forma parte integrante de la presente acta y en la cual consta que se encontraban representados **26,328,383** Títulos Vinculados CERAMIC UB, los cuales representan **52,656,766** acciones de la Serie "B". Las acciones acumuladas presentes representan el **80.10%** del Capital Social suscrito, pagado y en circulación correspondiente a la Serie "B" susceptible de votar en esta Asamblea.

Con base en el resultado del escrutinio debidamente certificado por los Escrutadores y habiéndose convocado a la Asamblea en la forma y términos establecidos en los Estatutos Sociales de la Sociedad y de conformidad con el Artículo 186 de la Ley General de Sociedades Mercantiles, el Presidente declaró validamente instalada la Asamblea de conformidad con el siguiente:

ORDEN DEL DIA

I. Designación o ratificación de Consejeros y Comisarios, propietarios y suplentes, para el tiempo restante del presente período de conformidad con los estatutos sociales o hasta en tanto no sean designados o tomen posesión aquellos que los sustituyan y determinar los emolumentos a ser pagados a los Consejeros.
II. Designación de Delegados Especiales para formalizar los acuerdos tomados en esta Asamblea.

Discutida la anterior proposición, los accionistas o sus representantes, la aprobaron por unanimidad, para lo cual el Presidente procedió a desahogar el Orden del Día.

En desahogo del primer punto del Orden del Día, el presidente de la Asamblea explicó a los accionistas que el propósito del nombramiento del Consejo de Administración tiene por objeto el establecer un Consejo de Administración más apegado a lo propuesto por el Código de Mejores Prácticas Corporativas respecto a la inclusión de Consejeros Independientes, en el entendido que los Consejeros Nombrados en Asamblea Especial de la Serie "L", que se llevó a cabo el pasado 9 de Abril del presente año, los Señores Mark Blaugrund y Sylvia Almeida García como Consejeros Propietarios y los Señores Matt Blaugrund y Mona López, como sus suplentes respectivamente, se ratifican como Miembros del Consejo, poniendo a la consideración de los presentes una planilla propuesta por el Presidente del Consejo de Administración Oscar Almeida Chabre, en la cual figuran los nombres de los 12 Consejeros propietarios y sus respectivos suplentes, así como el del Comisario propuesto y su respectivo suplente, quienes en caso de ser designados por esta Asamblea fungirán para el resto de este ejercicio o hasta en tanto no sean designados y tomen posesión aquellos que los sustituyan. Propuso también que se cubra la cantidad de **$15,384.62** pesos como emolumento a cada Consejero Propietario por cada Junta de Consejo.

El Sr. León Felipe Lugo en su carácter de Delegado Especial de la Asamblea Especial de Accionistas de la Serie "D" de esta misma fecha, dio a conocer la Resolución adoptada de nombrar como Consejeros propietarios representantes de la Serie "D" a los Señores Sergio Mares Delgado y Augusto O. Champion, y como sus suplentes a los señores Leopoldo Mares Paredes y Felipe Matán respectivamente, que fungirán para el resto del presente ejercicio o hasta en tanto no sean designados y tomen posesión aquellos que los sustituyan.

La Asamblea, después de discutir lo anterior, por el **100.00%** del voto favorable de las acciones presentes de la Serie "B", el **0.00%** del voto en contra y el **0.00%** de las acciones presentes de dicha Serie que se abstuvo de votar, tomó las siguientes resoluciones:

I. Aprobar el Consejo de Administración propuesto por el Presidente del Consejo de Administración quedando integrado de la siguiente manera:

	Suplentes:
Presidente del Consejo	
OSCAR E. ALMEIDA CHABRE	LUZ ESTHER GARCIA DE ALMEIDA
Vicepresidente del Consejo	
VICTOR D. ALMEIDA GARCIA	MARK MENDEL
Secretario	
NORMA ALMEIDA DE CHAMPION	EUGENIO GARCIA RUSSEK
Vocales Propietarios	
ALFREDO HARP CALDERONI	JOSE LUIS BARRAZA
DAVID KOHLER	RON PACE
FEDERICO TERRAZAS TORRES	MANUEL MILAN
DIANA E. ALMEIDA	SALVADOR GARZA
PATRICIA ALMEIDA DE DALL'AMICO	JIM BANKS
JESUS OLIVAS CORRAL	STEVE BELKEN
HUMBERTO MAESE CORDERO	ALFREDO HERNANDEZ GARCIA
LUIS FERREIRO MAIZ	JESUS BARNEY SEYFFERT
CARLOS ELIAS TERRAZAS	LUIS FERNANDO MESTA
Consejeros designados por Accionistas de la Serie L	
MARK BLAUGRUND	MATT BLAUGRUND
SYLVIA ALMEIDA	MONA LOPEZ
Consejeros designados por Accionistas de la Serie D	
SERGIO MARES DELGADO	LEOPOLDO MARES PAREDES
AUGUSTO O. CHAMPION CH.	FELIPE MATAN
Comisario Propietario	
HUMBERTO VALLES H.	AMERICO DE LA PAZ

II. Se designa al C.P. Humberto Valles Hernández y C.P. Américo de la Paz como COMISARIO, Propietario y Suplente, respectivamente.

III. Se hace constar que los Consejeros y Comisarios designados, manifiestan la aceptación de sus cargos sin necesidad de otorgar caución para garantizar el desempeño de los mismos por haberla otorgado con anterioridad.

IV. Se aprueba se pague a los Consejeros la suma de **$15,384.62** pesos, como emolumento a cada Consejero Propietario, por cada Junta de Consejo, haciéndose las retenciones de Ley correspondientes.

De conformidad con el siguiente punto del Orden del Día, el Presidente puso a consideración de la Asamblea nombrar como delegado al Sr. León Felipe Lugo para que realice cualquier acto derivado de la presente Asamblea.

Los accionistas y representantes de accionistas aprobaron nombrar al Sr. León Felipe Lugo para que realice cualquier acto derivado de la presente Asamblea, incluyendo sin limitar, en caso de ser necesario, que acuda ante Notario a protocolizar los acuerdos de esta Asamblea, con una votación a favor del **100.00%** de las acciones presentes de la Serie "B", el **0.00%** del voto en contra y el **0.00%** de las acciones presentes de dicha Serie se abstuvo de votar.

Desahogada la Orden del Día, se suspendió la Asamblea por el tiempo necesario para la redacción de la presente Acta, la cuál fue aprobada por los asistentes, firmando para su constancia el Presidente y el Secretario, haciendo constar que los accionistas y representantes de los mismos, que participaron en la Asamblea, estuvieron presentes desde su inicio hasta su terminación.

Siendo las 11:40 horas del día de su fecha se dio por terminada la Asamblea, se agregan al apéndice de la presente acta los documentos presentados y los que justifican su legalidad.

C.P. SANTOS NAVARRO
PRESIDENTE

LIC. LUIS FERNANDO CANO B.
SECRETARIO

LISTA DE ASISTENCIA DE INTERNACIONAL DE CERAMICA, S.A. DE C.V.
A LA ASAMBLEA GENERAL ORDINARIA
CELEBRADA EL DIA 9 DE SEPTIEMBRE DEL 2002

NOMBRE DEL ACCIONISTA	REPRESENTADO POR	TITULOS CERAMIC UB	ACCIONES SERIE B	FIRMA
GRUPO INTERCERAMICA, S.A. DE C.V.	SR. SANTOS NAVARRO	933,839	1,867,678	
ACCIONES Y VALORES DE MEXICO, S.A. DE C.V.	LIC. ROBERTO LEAL y/o MA. ANTONIETA MENDOZA	12,972,851	25,945,702	
ACCIONES Y VALORES DEL NORTE, S.A. DE C.V.	SR. SALOMON QUINTANA	205,967	411,934	
PROMOTORA DE INVERSIONES MEXICANAS, S.A. DE C.V	SR. SALOMON QUINTANA	227,492	454,984	
SR. OSCAR ALMEIDA CHABRE	SR. SANTOS NAVARRO	11,402,496	22,804,992	
LIC. VICTOR ALMEIDA GARCIA	SR. SANTOS NAVARRO	585,737	1,171,474	
SRA. LUZ ESTHER G. DE ALMEIDA	SR. SANTOS NAVARRO	1	2	
		26,328,383	**52,656,766**	

OK

EL SUSCRITO ESCRUTADOR CERTIFICA Y HACE CONSTAR QUE LAS ACCIONES REPRESENTADAS CORRESPONDEN AL 80.10% DEL CAPITAL SOCIAL SUSCRITO, PAGADO Y EN CIRCULACION DE LA SERIE "B" DE INTERNACIONAL DE CERAMICA, S.A. DE C.V., QUE ESTA INTEGRADO POR 32'870,215 TITULOS CERAMIC UB, LOS CUALES REPRESENTAN 65'740,430 ACCIONES SERIE "B" EN CIRCULACION.

CHIHUAHUA, CHIH., SEPTIEMBRE 9 DEL 2002

E S C R U T A D O R E S

C.P. LEON FELIPE LUGO

LIC. JOSE MORON

S E C R E T A R I O

LIC. LUIS FERNANDO CANO B.

EN LA CIUDAD DE CHIHUAHUA, CHIHUAHUA, SIENDO LAS 11:00 HORAS DEL DIA 9 DE SEPTIEMBRE DEL 2002, SE REUNIERON EN LAS OFICINAS DE LA SOCIEDAD UBICADAS EN ESTA CIUDAD DE CHIHUAHUA, CHIH., LOS ACCIONISTAS Y REPRESENTANTES DE LA SERIE "D" DE INTERNACIONAL DE CERAMICA, S.A. DE C.V., CON EL OBJETO DE CELEBRAR UNA ASAMBLEA ESPECIAL ORDINARIA, PARA LO CUAL FUERON PREVIAMENTE CONVOCADOS EN LOS TERMINOS DE LA LEY Y DE LOS ESTATUTOS SOCIALES, SEGUN PUBLICACIONES EFECTUADAS EL DIA 21 DE AGOSTO DEL 2002 EN LOS PERIODICOS "EL HERALDO DE CHIHUAHUA" Y EL PERIODICO OFICIAL DEL ESTADO.

En virtud de no encontrarse presente el Sr. Oscar Almeida Chabre quien es el Presidente del Consejo de Administración, la Asamblea propuso se nombrara Presidente de ésta Asamblea al C.P. Santos Navarro, así como también se propuso se nombrara Secretario al Lic. Luis Fernando Cano B., aprobándose por todos los asistentes.

El Presidente de esta Asamblea nombró como Escrutadores a los Señores León Felipe Lugo y José Morón, de conformidad con lo establecido en los Estatutos de la Sociedad, quienes una vez aceptado el cargo, procedieron a efectuar el escrutinio, para lo cual revisaron el Libro de Registro de Acciones, los títulos de acciones de la Serie "B" que fueron depositados en las oficinas de la Sociedad, las constancias de depósito en Instituciones Bancarias y en el S.D. Indeval, S.A. de C.V. Institución para el Depósito de Valores de las acciones representativas de dicha Serie, cartas poder y poderes otorgados a los representantes de los accionistas, así como las tarjetas de admisión, documentos que fueron exhibidos por los asistentes.

A continuación los Escrutadores prepararon la Lista de Asistencia, la cual fue firmada por los Asambleístas, el Secretario y los Escrutadores misma que forma parte integrante de la presente acta y en la cual consta que se encontraban representadas **12,972,851** acciones de la Serie "D" totalmente suscritas, pagadas y liberadas. Las acciones acumuladas presentes representan el **51.91%** del total de las **24,990,860** acciones suscritas, pagadas y en circulación que integran dicha Serie.

Con base en el resultado del escrutinio, debidamente certificado por los Escrutadores, y siendo la Asamblea convocada en la forma y términos establecidos en los Estatutos Sociales de la Sociedad, y en los Artículos 186 de la Ley General de Sociedades Mercantiles, el Presidente declaró válidamente instalada la Asamblea de conformidad con el siguiente:

ORDEN DEL DIA

I. Elección ó ratificación de los Consejeros que representen a los accionistas de la Serie "D" en el Consejo de Administración para el tiempo restante del presente período de conformidad con los estatutos sociales o hasta en tanto no sean designados y tomen posesión aquellos que los sustituyan.
II. Designación de Delegados Especiales para formalizar los acuerdos tomados en la presente Asamblea.

Discutida la anterior proposición, los accionistas o sus representantes, la aprobaron por unanimidad, para lo cual el Presidente procedió a desahogar el Orden del Día.

El Presidente explicó a los accionistas que el propósito del nombramiento de el nuevo Consejo de Administración tiene por objeto el establecer un Consejo de Administración más apegado a lo propuesto por el Código de Mejores Prácticas Corporativas respecto a la inclusión de Consejeros Independientes y propuso a los Señores Sergio Mares Delgado y Augusto O. Champion como Consejeros Propietarios de la Serie "D" en el Consejo de Administración, y a los señores Leopoldo Mares Paredes y Felipe Matán como sus suplentes respectivamente, quienes formarán parte del mismo para el resto del presente período o hasta en tanto no sean designados y tomen posesión aquellos que los sustituyan.

La Asamblea después de discutir lo anterior obtuvo el **100.00%** de voto favorable de las acciones presentes, el **0.00%** de voto en contra de las acciones presentes y el **0.00%** de las acciones presentes que se abstuvieron de votar, por lo que se resolvió lo siguiente:

Se designa como Consejeros Propietarios y suplentes representantes de la Serie "D", para que formen parte del Consejo de Administración de la Sociedad que se designa en Asamblea General Ordinaria que se llevará a cabo este mismo día, para que desempeñen su cargo por el resto del presente ejercicio o hasta en tanto no sean designados y tomen posesión aquellos que los sustituyan, a los señores:

Propietario	Suplente
SERGIO MARES DELGADO	LEOPOLDO MARES PAREDES
AUGUSTO O. CHAMPION CH.	FELIPE MATAN

Con relación al segundo punto del Orden del Día, el Presidente propone al Sr. León Felipe Lugo para que acuda a la Asamblea General Ordinaria de la sociedad, a celebrarse posteriormente en esta misma fecha con el fin de manifestar lo siguiente:

La designación de los Consejeros representantes de la Serie "D" para que formen parte del Consejo de Administración de la Sociedad por el resto del presente ejercicio o hasta en tanto no sean designados y tomen posesión aquellos que los sustituyan.

La Asamblea después de discutir lo anterior obtuvo el **100.00%** de voto favorable de las acciones presentes, el **0.00%** de voto en contra de las acciones presentes y el **0.00%** de las acciones presentes que se abstuvieron de votar, por lo que se resolvió lo siguiente:

Designar al Sr. León Felipe Lugo para que acuda a la Asamblea General Ordinaria de la sociedad a celebrarse en esta misma fecha, a efecto de manifestar a la Asamblea la designación de los Consejeros Propietarios y suplentes que representarán a los accionistas de la Serie "D" para el resto del presente ejercicio o hasta en tanto no sean designados y tomen posesión aquellos que los sustituyan.

No habiendo otro asunto que tratar, siendo las 11:20 horas del día de su fecha, se dio por terminada la Asamblea, se agregan al apéndice de la presente acta los documentos presentados y los que justifican su legalidad.

C.P. SANTOS NAVARRO
PRESIDENTE

LIC. LUIS FERNANDO CANO B.
SECRETARIO

LISTA DE ASISTENCIA DE INTERNACIONAL DE CERAMICA, S.A. DE C.V.
A LA ASAMBLEA ESPECIAL ORDINARIA DE ACCIONISTAS DE LA SERIE "D"
CELEBRADA EL DIA 9 DE SEPTIEMBRE DEL 2002

NOMBRE DEL ACCIONISTA	REPRESENTADO POR	TITULOS CERAMIC ULD	ACCIONES SERIE D	FIRMA
ACCIONES Y VALORES DE MEXICO, S.A. DE C.V.	LIC. ROBERTO LEAL y/o MA. ANTONIETA MENDOZA	12,972,851	12,972,851	
BANCO NACIONAL DE MEXICO, S.A. DE C.V.	LIC. ROBERTO LEAL y/o MA. ANTONIETA MENDOZA	-	-	
		12,972,851	**12,972,851**	

OK

EL SUSCRITO ESCRUTADOR CERTIFICA Y HACE CONSTAR QUE LAS ACCIONES REPRESENTADAS CORRESPONDEN AL 51.91% DEL CAPITAL SOCIAL SUSCRITO, PAGADO Y EN CIRCULACION DE LA SERIE "D" DE INTERNACIONAL DE CERAMICA, S.A. DE C.V., QUE ESTA INTEGRADO POR 24,990,860 TITULOS CERAMIC ULD, LOS CUALES REPRESENTAN 24,990,860 ACCIONES SERIE "D" EN CIRCULACION.

CHIHUAHUA, CHIH., SEPTIEMBRE 9 DEL 2002

E S C R U T A D O R E S

C.P. LEON FELIPE LUGO

LIC. JOSE MORON

S E C R E T A R I O

LIC. LUIS FERNANDO CANO B.